EXHIBIT 99.1

FUXING CHINA GROUP LIMITED

(Incorporated in Bermuda)

(Company Registration No.: 38973)

PROPOSED PLACEMENT OF UP TO 3,000,000 NEW ORDINARY SHARES IN THE CAPITAL OF THE COMPANY AT THE PLACEMENT PRICE OF S$0.415 – ENTRY INTO PLACEMENT AGREEMENT

1.	INTRODUCTION

1.1.

The board of directors (the “Board” or the “Directors”) of Fuxing China Group Limited (the “Company”, together with the subsidiaries, the “Group”) wishes to announce that the Company has on 5 November 2025 entered into a placement agreement with SAC Capital Private Limited (the “Placement Agent”) (the “Placement Agreement”).

1.2.

Pursuant to the Placement Agreement, the Company has requested the Placement Agent, and the Placement Agent has agreed, on a best endeavours basis, to procure subscriptions for, up to 3,000,000 fully paid-up new ordinary shares in the capital of the Company (the “Placement Shares”) at an issue price of S$0.415 for each Placement Share (the “Placement Price”), amounting to an aggregate consideration of up to S$1,245,000 (the “Proposed Placement”), subject to the terms and conditions of the Placement Agreement.

1.3.

The Proposed Placement is not underwritten and will be undertaken by way of an exempt offering in Singapore in accordance with Section 272B of the Securities and Futures Act 2001 of Singapore (the “SFA”). Accordingly, no prospectus, offer document or offer information statement will be issued by the Company in connection with the Proposed Placement.

2.	THE PROPOSED PLACEMENT

2.1.	Placement Price

The Placement Price was arrived at pursuant to discussions with the Placement Agent, taking into account, among others, the prevailing market price of the ordinary shares of the Company (the “Shares”) and represents a discount of approximately 9.0% to the volume weighted average price of S$0.456 for trades done on the SGX-ST on 31 October 2025, being the last full market day prior to the trading halt called by the Company on 3 November 2025.

2.2.	Placement Shares

(a)

The Placement Shares represent approximately 17.44% of the existing issued and paid-up share capital of the Company comprising 17,205,438 Shares as at the date of this announcement (excluding 277,720 treasury shares1) and will represent approximately 14.85% of the enlarged issued and paid-up share capital of the Company (excluding 277,720 treasury shares) of 20,205,438 Shares.

(b)

The Placement Shares shall be issued free from all claims, pledges, mortgages, charges, liens and encumbrances and shall rank in all respects pari passu with all  existing issued Shares at the time of Completion (as defined below) except that the Placement Shares will not rank for any dividends, rights, allotments or other distributions, the Record Date for which falls on or before the Completion Date (as defined below). For purposes of this paragraph, “Record Date” means the date fixed by the Company for the purposes of determining entitlements to dividends or other distributions to or rights of holders of Shares.

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1 The Company does not have any subsidiary holdings.

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(c)

The Placement Shares will not be placed to any person who is a director or a substantial shareholder of the Company as at the date of this announcement, an interested person as defined in Chapter 9 the Listing Manual of the Singapore Exchange Securities Trading Limited (the “SGX-ST”) (the “Listing Manual") or any other person in the categories set out in Rule 812(1) of the Listing Manual of the SGX-ST"), unless such subscription is otherwise agreed to by the SGX-ST.

(d)	The Placement Shares will not be placed to any person which will result in a transfer of controlling interest in the Company.

2.3.	General mandate

The Placement Shares will be allotted and issued pursuant to the general mandate obtained from shareholders of the Company (the “General Mandate”) at the annual general meeting of the Company held on 30 April 2025 (the “2025 AGM”).

The General Mandate authorises the Directors to allot and issue Shares not exceeding 50.0% of the total number of issued Shares (excluding treasury shares and subsidiary holdings) as at the date of the 2025 AGM, of which the aggregate number of Shares to be issued other than on a pro-rata basis to the existing shareholders of the Company shall not exceed 20.0% (excluding treasury shares and subsidiary holdings).

The number of issued Shares (excluding treasury shares and subsidiary holdings) as at the date of the 2025 AGM is 17,205,438 Shares. As no Shares were issued under the General Mandate since the date the General Mandate was passed at the 2025 AGM, the maximum number of Shares to be issued other than on a pro-rata basis is 3,441,087 Shares. Accordingly, the proposed allotment and issue of up to 3,000,000 Placement Shares pursuant to the Proposed Placement will be within the limits of the General Mandate and specific shareholder approval from Shareholders for the allotment and issue of the Placement Shares is not required.

3.	SALIENT TERMS OF THE PLACEMENT AGREEMENT

3.1.	Placement commission

In consideration of the agreement of the Placement Agent procuring subscribers on a best endeavours basis for the Placement Shares, the Company shall pay to the Placement Agent, a placement commission of 4.0% of the Placement Price for each Placement Share for which the Placement Agent has procured subscribers for as at the Completion Date (each, a “Placed Share”) (which shall be inclusive of any goods and services tax thereon), according to the relevant number of Placed Shares placed through the Placement Agent pursuant to the Proposed Placement.

In addition to the commissions, costs, charges and expenses referred to in the Placement Agreement, the Placement Agent shall be entitled to keep for its own account any brokerage that it may receive from the subscribers whom the Placement Agent may have procured subscriptions and payment of the Placement Shares from.

The Placement Agent shall be entitled to charge each subscriber, and each subscriber shall pay to the Placement Agent, a subscriber’s commission of 1.0% of the Placement Price (which shall be inclusive of, any goods and services tax thereon) for each Placed Share.

3.2.	Placement completion

Subject to the terms and conditions of the Placement Agreement, completion of the Proposed Placement (the "Completion") shall take place no later than three (3) business days after the last of the conditions under the Placement Agreement are fulfilled (the “Completion Date”), but in any event being a date not later than the date falling eight (8) weeks after the date of the Placement Agreement or such other date as the Company and the Placement Agent may mutually agree in writing (the “Cut-Off Date”).

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3.3.	Conditions

Completion of the Proposed Placement pursuant to the Placement Agreement is conditional upon, inter alia, the following conditions:

(a)

as of the Completion Date, the trading of the Shares on the Mainboard of the SGX-ST not being suspended by the SGX-ST (other than a trading halt on a temporary basis requested by the Company) and the Shares not having been delisted from the Mainboard of the SGX-ST;

(b)	the exemption under Section 272B of the SFA being applicable to the Proposed Placement under the Placement Agreement;

(c)

the allotment, issue and subscription of the Placement Shares not being prohibited by any statute, order, rule, regulation or directive promulgated or issued after the date of this Agreement by any legislative, executive or regulatory body or authority of Singapore or any other jurisdiction, which is applicable to the Company or the Placement Agent;

(d)	the delivery to the Placement Agent on Completion Date, of a certificate, substantially in the form set out in the Placement Agreement, signed on behalf of the Company by its duly authorised officer;

(e)

the Placement Shares being issued in reliance of the share issue mandate obtained by the Company in the 2025 AGM and there being no further shareholders' approval required for and in connection with the Placement;

(f)

there not having occurred, in the reasonable opinion of the Placement Agent, any circumstance, event or situation which is or are likely to have a Material Adverse Effect, subsequent to the date of this Agreement which, in the reasonable opinion of the Placement Agent, is or is reasonably likely to make it impracticable or inadvisable or inexpedient to proceed with the Placement or is reasonably likely to prejudice materially the success of the Placement or dealings in the Placement Shares in the secondary market; and

(g)

the representations, warranties and undertakings in the Placement Agreement remaining true and correct in all material respects as at the Completion Date and the Company having performed all of its obligations hereunder to be performed on or before the Completion Date.

For the purposes of this section 3.3, “Material Adverse Effect” means any material adverse effect on (i) the financial condition, prospects, earnings, business, properties, assets or results of operations of the Group taken as a whole whether or not arising from transactions in the ordinary course of business; or (ii) the ability of the Company to perform in any material respect its obligations under the Placement Agreement.

The Placement Agent may, and upon such terms as it thinks fit, waive compliance with any of the conditions contained in the Placement Agreement and any condition so waived shall be deemed to have been satisfied provided always that any such waiver as aforesaid shall be without prejudice to its right to elect to treat any further or other breach, failure or event as releasing and discharging it from its obligations under the Placement Agreement.

If any of the conditions contained in the Placement Agreement has not been satisfied on or before the Cut-Off Date, the Placement Agreement shall automatically terminate and shall be of no further effect and no party to the Placement Agreement shall be under any liability to the other in respect of the Placement Agreement for the relevant Placement Shares save for the surviving provisions as specified under the Placement Agreement.

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4.	RATIONALE OF THE PROPOSED PLACEMENT AND USE OF PROCEEDS

4.1.	Rationale

The Company intends to use the net proceeds from the Proposed Placement towards the investment in technological research and development and upgrades to its intelligent manufacturing equipment and assembly line.

The Company believes that the Proposed Placement is an overall efficient and beneficial method of raising funds to finance its research and development efforts in enhancing its production capabilities.

In addition, through the Proposed Placement, the Company hopes to broaden the Company’s shareholder base, as well as to improve trading liquidity of the Shares with an enlarged shareholder base.

4.2.	Use of proceeds

The estimated net proceeds from the Proposed Placement, after deducting estimated fees and expenses (including listing and application fees, the commission payable to the Placement Agent, professional fees and other miscellaneous expenses of approximately S$100,000), is approximately S$1,145,000 (the “Net Proceeds”). The Company intends to apply such Net Proceeds in the following proportion:

Proposed use of Net Proceeds	% of Net Proceeds from the Proposed Placement
For investment in technological research and development and upgrades to its intelligent manufacturing equipment and assembly line	100%
Total	100%

Pending the deployment of the Net Proceeds, such Net Proceeds may be deposited with banks or financial institutions, invested in short-term money market instruments or marketable securities, and/or used for any other purpose on a short-term basis, as the Company may, in its absolute discretion, deem fit from time to time.

The Company will make periodic announcement(s) as to the use of the Net Proceeds as and when such proceeds are materially disbursed and whether such use is in accordance with the stated use. The Company will also provide a status report on the use of the Net Proceeds in the Company’s interim and full-year financial statements issued under Rule 705 of the Listing Manual and the Company’s annual report(s). Where the Net Proceeds have been used for working capital purposes, the Company will provide a breakdown with specific details on how the Net Proceeds have been applied in the announcement(s) and status report(s). Where there is any material deviation from the stated use of the Net Proceeds, the Company will announce the reasons for such deviation.

5.	PRO FORMA FINANCIAL EFFECTS OF THE PROPOSED PLACEMENT

5.1.

The pro forma financial effects of the Proposed Placement on the Company’s share capital and the Group’s net tangible assets (“NTA”) per Share and earnings per Share (“EPS”) as set out below are strictly for illustrative purposes and are not indicative of the actual financial position and results of the Group following the completion of the Proposed Placement.

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5.2.

Strictly for illustrative purposes only, the pro forma financial effects have been prepared based on the latest audited financial results of the Group for the financial year ended 31 December 2024, on the following bases and assumptions:

(a)	the Proposed Placement had been completed on 31 December 2024 for the purpose of illustrating the financial effects on the NTA;

(b)	the Proposed Placement had been completed on 1 January 2024 for the purpose of illustrating the financial effects on the EPS;

(c)	the full subscription of the Proposed Placement of 3,000,000 Placement Shares at the Placement Price of S$0.415 each Placement Shares;

(d)	the share capital of the Company as at the date of this announcement comprising 17,205,438 Shares; and

(e)	the estimated fees and expenses incurred in connection with the Proposed Placement amounting to S$100,000.

5.3.	Share capital

Number of Shares (excluding treasury shares)
As at 31 December 2024	17,205,438
After the completion of the Proposed Placement	20,205,438

5.4.	NTA per Share

Assuming that the Proposed Placement was completed on 31 December 2024, the pro forma financial effects on the Group’s NTA per Share would be as follows:

	Before the Proposed Placement	After the Proposed Placement
NTA(1) attributable to owners of the Company (RMB ’000)	546,779	553,031
Number of issued ordinary shares in the capital of the Company	17,205,438	20,205,438
NTA per Share (RMB)	31.78	27.37

Note:

(1) NTA means total assets less the sum of total liabilities and intangible assets.

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5.5.	EPS

Assuming that the Proposed Placement was completed on 1 January 2024, the pro forma financial effects on the Group’s EPS would be as follows:

	Before the Proposed Placement	After the Proposed Placement
Profit attributable to owners of the Company (RMB ’000)	698	698
Number of issued ordinary shares in the capital of the Company	17,205,438	20,205,438
EPS (RMB)	0.04	0.03

6.	LISTING AND QUOTATION OF THE PLACEMENT SHARES

The Company will be making an application to the SGX-ST for the listing and quotation of the Placement Shares on the Mainboard of the SGX-ST. The Company will make the necessary announcements in due course upon obtaining the listing and quotation notice from the SGX-ST.

7.	INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

Save for their respective interests arising by way of their directorships and/or shareholdings in the Company and as disclosed in this announcement, none of the Directors or substantial shareholders of the Company and their respective associates has any interest, direct or indirect, in the Proposed Placement.

8.	CONFIRMATIONS BY THE PLACEMENT AGENT

The Placement Agent has confirmed, amongst other things, that:

(a)

each of the subscribers was identified by the Placement Agent or the Placement Agent’s sub-placement agents (if any), the affiliates, associated or related corporations of the Placement Agent or the Placement Agent’s sub-placement agents (if any), and/or their respective directors, officers, employees or agents;

(b)	there are no share borrowing arrangements entered into to facilitate the Proposed Placement;

(c)

the Placement Shares will not be placed to any person who is a director or a substantial shareholder of the Company, an interested person as defined in Chapter 9 of the Listing Manual or any other person in the categories set out in Rule 812(1) of the Listing Manual;

(d)

in the event the number of Placement Shares placed to the subscribers results in any subscriber becoming a substantial shareholder, the Placement Agent will inform the Company so that the Company can make the necessary announcement(s) in a timely manner;

(e)	the placement of Placement Shares to the subscribers will not result in the transfer of a controlling interest (as defined under the Listing Manual);

(f)	the commission payable by the Company to the Placement Agent in respect of the Placed Shares will not be shared with any of the subscribers of the Proposed Placement; and

(g)

it will obtain representations from each of the subscribers that (i) it is not acting in concert (as defined under the Singapore Code on Take-overs and Mergers) with any other party in its subscription of the Placement Shares; and (ii) its subscription for the Placement Shares is for its own investment purposes and it will not be holding the Placement Shares on trust for any other person.

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9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Placement Agreement will be available for inspection during normal business hours for a period of three (3) months commencing from the date of this announcement at the registered office of the Company’s Share Transfer Agent in Singapore, Boardroom Corporate & Advisory Services Pte. Ltd., at 1 Harbourfront Avenue, #14-07 Keppel Bay Tower, Singapore 098632.

10.	DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors collectively and individually accept full responsibility for the accuracy of the information given in this announcement and confirm after making all reasonable enquiries, that to the best of their knowledge and belief, this announcement constitutes full and true disclosure of all material facts about the Proposed Placement and the Company and its subsidiaries, and the Directors are not aware of any facts the omission of which would make any statement in this announcement misleading. Where information in this announcement has been extracted from published or otherwise publicly available sources or obtained from a named source, the sole responsibility of the Directors has been to ensure that such information has been accurately and correctly extracted from those sources and/or reproduced in this announcement in its proper form and context.

11.	FURTHER ANNOUNCEMENTS

The Company will make the appropriate announcements as and when there are material developments on the Proposed Placement.

12.	CAUTIONARY STATEMENT

Shareholders should note that the Proposed Placement remains subject to, amongst others, the fulfilment of the conditions under the Placement Agreement. There is no certainty or assurance that the conditions for the Proposed Placement can be fulfilled or that the Proposed Placement will be undertaken at all. Shareholders and other investors are reminded to exercise caution while dealing in the Shares. In the event that Shareholders and other investors are in doubt when dealing in the Shares, they should consult their stockbrokers, bank managers, solicitors, accounts or other professional advisers.

FOR AND ON BEHALF OF THE BOARD

Hong Qing Liang

Executive Chairman

5 November 2025

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